N E W S R E L E A S E

November 18, 2013

Nevsun Intersects 1.68% Cu and 2.61% Zn over 20.1 m at Hambok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) is pleased to announce diamond drill results from an eight hole 2,713 meter in-fill resource definition drilling program completed in 2013 at the Hambok poly-metallic massive sulphide deposit, located 16 kilometers southwest from the Bisha Mining Share Company (BMSC) processing plant.

HIGHLIGHTS

  Drilling confirms continuity of massive sulphide at the northern and southern ends of the deposit
  Hole HAM-13-103 (20.1 m @ 1.68% Cu and 2.61% Zn from 225.9 m to 246.0 m) extends thicker massive sulphide mineralization a further 50 m to the north
  Holes at the southern end consistent with the previous interpretation of the massive sulphide
  Maiden mineral resource estimate in early 2014

Hambok is a copper-zinc massive sulphide deposit located on the 97.4 square kilometer Mogoraib River exploration license that was acquired by BMSC in October 2012.  Hambok represents potential additional feed for the Bisha mill.  The eight hole diamond drilling program was completed in July 2013.  A layout of the holes and a representative longitudinal section are included in the figures at the end of this release.

Results from the 2013 drill program are tabulated below and are consistent with the previous interpretation of Hambok.  Holes HAM-13-99 and HAM-13-100 are similar to three historical holes drilled approximately 50 m to the south (HAM-39, HAM-40 and HAM-56).  However, at the north end of the deposit, hole HAM-13-103 returned a significantly better grade and thickness relative to the historical holes drilled approximately 50 m to the north.   Hole HAM-13-103 returned 1.68% Cu, 2.61% Zn over 20.1 m (drill length) while the best hole on the adjacent section to the north was historical hole HAM-42 which returned 1.53% Cu, 2.09% Zn over 9.04 m.  This is a positive indication that a thicker zone within the deposit extends further north than anticipated.

A new mineral resource estimate for Hambok incorporating these results is in progress and will be included in an updated mineral reserve and resource statement for BMSC which will also include updated mineral reserves and resources for Bisha Main and Harena and a maiden mineral resource for the Northwest Zone.

Hambok consists of a single massive sulphide lens that is steeply east dipping and lenticular in shape.  The lens extends for over 1,000 meters along strike and at least 350 meters down dip.  Base metal values are generally higher nearer to surface along the top and outer edges in the central area of the body.  The massive sulphide lens is open to the north and south and there is limited drilling at depth.  The deposit is hosted by variably chloritized mafic volcanic rocks and is dominantly composed of massive pyrite with zones of finely banded chalcopyrite and sphalerite.  Intervals of near massive magnetite are often found associated with the massive sulphides.  As of yet, no footwall stringer zone or associated felsic volcanic rocks have been found associated with the deposit although highly altered felsic volcanics are associated with the Aderat occurrence four kilometers immediately along trend to the north.  Future work will focus on exploring this favourable trend to the immediate north and south of Hambok.

Quality Assurance

A Quality Assurance/Quality Control program was part of the sampling program on the Hambok deposit. This program includes chain of custody protocols as well as systematic use of standards, duplicates and blank samples into the flow of samples produced by the sampling. Results from work by the previous owner are acceptable.  Samples were prepared at African Horn Testing Services (Eritrea) and analyzed at Genalysis Laboratories (a NATA registered laboratory) in Perth, Western Australia.

Drilling intercepts lengths only are reported in the tables and text below. It is estimated that true width will be approximately 85% of the mineralized intersections reported.

Mr. Paul Gribble C.Eng., FIMMM, BMSC's Chief Resource Geologist has been overseeing the drilling and resource work at Hambok and is a Qualified Person as defined by NI 43-101. Mr. Gribble has reviewed the technical content of this press release and approved its dissemination.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; or (viii) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, the uncertainty and difficulty with core recovery in oxide zones, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the quarter ended September 30, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com

Hambok 2013 Intersections

Hole ID	From (m)	To (m)	Length (m) (drilled)*	Cu (%)	Zn (%)	Au (g/t)	Ag (g/t)
HAM-13-97	NSV
HAM-13-98	NSV
HAM-13-99	286.0	288.1	2.1	0.81	2.19	0.13	5.00
HAM-13-100	371.0	373.8	2.8	1.93	0.09	0.13	0.25
HAM-13-101	NSV
HAM-13-102	116.8	122.0	5.2	1.45	2.94	0.22	6.78
and	127.0	131.6	4.6	0.85	1.95	0.18	5.49
HAM-13-103	225.9	246.0	20.1	1.68	2.61	0.23	3.73
HAM-13-104	NSV
	NSV = No Significant Values

* True width is estimated to be 85% of drilled length

Hambok 2013 Collar Data

Hole ID	UTM East	UTM North	Elevation	Final Depth	Azimuth	Dip
HAM-13-97	328934.200	1704825.558	617.555	182	286	-51
HAM-13-98	329030.667	1704799.991	616.242	409.5	287	-51
HAM-13-99	329129.759	1704773.303	614.944	350	285	-50
HAM-13-100	329226.548	1704747.480	614.466	463.5	285	-49
HAM-13-101	329373.642	1705315.061	611.966	457.5	285	-55
HAM-13-102	329201.183	1705548.393	614.402	157.5	284	-50
HAM-13-103	329298.900	1705523.206	613.059	292	285	-50
HAM-13-104	329395.834	1705498.414	611.206	401	285	-50

Hambok Mineralized Zone
Highlighting 2013 Drillholes
0 25 50 100 150 200 m
WGS 1984 UTM Zone 37N
Scale: 1:5,000
Legend
Diamond DH 2013
Historic Diamond DH
Road
Massive Sulphide Body
Northwest
Bisha
Harena
Hambok
0 2.5 5 7.5 10 km
WGS 1984 UTM Zone 37N
HAM-13-102
HAM-13-103
HAM-13-104
HAM-13-101
HAM-13-97
HAM-13-98
HAM-13-99
HAM-13-100
328600
328800
329000
329200
329400
1705600
1705300
1705000
1704700